September 18, 2024

Jeff Feeley
Chief Financial Officer
Rigel Resource Acquisition Corp.
7 Bryant Park
1045 Avenue of the Americas, Floor 25
New York, NY 10018

        Re: Rigel Resource Acquisition Corp.
            Form 10-K for the year ended December 31, 2023
            Filed March 22, 2024
            File No. 001-41022
Dear Jeff Feeley:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
 September 18, 2024
Page 2
Form 10-K for the year ended December 31, 2023
Item 9A. Controls and Procedures, page 63

1. We note that disclosure controls and procedures were not effective as of December 31,
       2023 due to a material weakness in internal control over financial reporting. Please disclose the Evaluation Date used to assess internal control over financial reporting and tell us how management was able to conclude that internal control over financial reporting was effective when a material weakness existed.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact William Demarest at 202-551-3432 or Kristina Marrone at 202-551-3429
if you have questions regarding comments on the financial statements and related matters.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Michael J. Mies, Esq.